Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-152315
Walgreen Co.
Pricing Term Sheet
January 8, 2009
5.25% Notes due 2019

Issuer:	Walgreen Co.
Security:	5.25% Notes due 2019
Size:	$1,000,000,000
Maturity:	January 15, 2019
Coupon:	5.25%
Price:	99.477% of face amount
Yield to maturity:	5.318%
Spread to Benchmark Treasury:	2.875%
Benchmark Treasury:	3.75% UST due November 15, 2018
Benchmark Treasury Price and Yield:	111-12; 2.443%
Interest Payment Dates:	January 15 and July 15, commencing July 15, 2009
Redemption Provisions:
Make-whole call	Treasury Rate plus 45 basis points
Settlement:	T+3; January 13, 2009
CUSIP:	931422AE9
Ratings:	A2 (stable) (Moody’s) / A+ (negative) (S&P)
Joint Book-Running Managers:	Banc of America Securities LLC, Goldman, Sachs & Co., J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated
Co-Managers:	Wells Fargo Securities, LLC and Loop Capital Markets, LLC
Note: A securities rating is not a recommendation to buy, sell or hold these notes. Each rating may be subject to revision or withdrawal at any time, and should be evaluated independently of any other rating.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC toll-free 1-800-294-1322, Goldman, Sachs & Co. at 1-866-471-2526, J.P. Morgan Securities Inc. collect at 1-212-834-4533 or Morgan Stanley & Co. Incorporated at 1-866-718-1649.